Exhibit 99.1

CMGE ANNOUNCES US$25 MILLION PRIVATE PLACEMENT

GUANGZHOU, China, July 26, 2013 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (NASDAQ: CMGE), a leading mobile game company in China, today announced that it has entered into an agreement with Champion Plus Group Limited, a subsidiary of Zennon Capital Partners, L.P., and Grand Synergy Limited, a subsidiary of New World Strategic Investment Limited, to sell in a private placement an aggregate of 2,500,000 American depositary shares (“ADSs”) of the Company at US$10.00 per ADS for gross proceeds of US$25 million, before deducting offering expenses. The ADSs will be subject to a 180-day lock-up period. Champion Plus Group Limited will also receive warrants to purchase up to an aggregate of 100,000 ADSs of the Company that are exercisable at any time commencing six months after the closing date and over a two year period.

Closing of the transactions is subject to customary closing conditions and is to take place within ten days of the signing.

The Company plans to use the net proceeds from these transactions for product development, R&D enhancement, market promotion activities, expanding sale and distribution channels and general corporate purposes.

“We are pleased to welcome Zennon Capital Partners and New World Strategic Investment Limited as our investors,” commented Mr. Ken Jian Xiao, CMGE’s Chief Executive Officer. “We believe that the relationships and experience of these two investors, particularly in the TMT sector, will benefit us in our future business development activities and in identifying potential financial and strategic partners.”

About Champion Plus Group Limited

Champion Plus Group Limited, a company incorporated in the British Virgin Islands, is an investment holding company and a wholly-owned subsidiary of Zennon Capital Partners, L.P., a private equity fund incorporated in the Cayman Islands.

About Grand Synergy Limited

Grand Synergy Limited, a company incorporated in the British Virgin Islands, is an investment holding company and a wholly-owned subsidiary of New World Strategic Investment Limited, which is in turn a wholly-owned subsidiary and the direct investment arm of New World Development Company Limited (HKSE: 00017), shares of which are listed on the Main Board of The Stock Exchange of Hong Kong Limited.

About CMGE

CMGE is a leading mobile game company in China with the largest market share among mobile game developers in terms of revenues in 2010, 2011 and 2012, according to Analysys International, an independent market research firm. CMGE has integrated capabilities in the development, operation, sale and distribution of mobile games in China. Its mobile handset design business complements its game development business as it pre-installs CMGE’s mobile games and game platforms in the handsets it designs, and enhances CMGE’s knowledge of user habits and preferences and industry trends. CMGE has a large and diversified portfolio of games, and it has strong game development, operation and sale and distribution capabilities in China.

Forward-looking Statements

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s growth strategies as well as business plans; future development, results of operations and financial condition; ability to continue to develop new and attractive products and services; ability to continue to develop new technologies or upgrade existing technologies; ability to attract and retain users and customers and further enhance brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; competition in the mobile game industry; and general economic and business conditions in China. Further information regarding these and other risks is included in the Company’s registration statement on Form F-1 and other documents filed with the Securities and Exchange Commission. CMGE does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6168

E-mail: ir@cmge.com

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